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                                                                      EXHIBIT 16



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC 20549


June 13, 2002

Dear Sir/Madam:


The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first four paragraphs of Item 4 included in Amendment 1 to the Form 8-K dated June 13, 2002 of The Bon-Ton Stores, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.


Very truly yours,


                                                   /s/ Arthur Andersen LLP


Copy to:
James H. Baireuther, Vice Chairman and Chief Administrative Officer The Bon-Ton Stores, Inc.